Exhibit 99.(e)(14)

November 16, 2016

Lucas J. Narel

Dear Lucas:

NCI Information Systems, Inc. (the “Company”) believes your contributions in your role as the Chief Finalcial Officer (CFO) are valuable to the Company. Therefore, on behalf of the Company, I am pleased to offer you this retention agreement (the “Agreement”), which will provide financial incentives for you to remain employed by the Company or its affiliates.

The terms of this Agreement are as follows:

1. Retention Incentive Payment. In consideration for your agreement to remain employed with the Company, you are granted two separate retention incentive payments (the “Retention Incentive Payments”) in the amount of $100,000 each subject to the following terms and conditions. If you remain employed through each of the Retention Periods, which are determined to be 1) at the time of payment of the 2016 ICP bonus and in conjunction therewith (estimated to be paid on or before March 15, 2017 and 2) at the time of payment of the 2017 ICP bonus (estimated to be on or before March 15, 2018) and in conjunction therewith, each Retention Incentive Payment shall be paid to you (less applicable withholdings) with the applicable ICP bonus. However, if you resign your employment before either of the retention payments are made, you will forfeit such payment (or both payments if you resign before the March 2017 bonus is paid). If you are terminated for other than “cause” or if there is a change of control as that term is defined in the Executive Change in Control and Severance Agreement, both of the payments will be accelerated and paid within thirty (30) days of such event.

For the purpose of this Agreement, “Cause” shall mean any of the following: (a) the commission of any act by you constituting financial dishonesty against the Company; (b) your engagement in any other act of dishonesty, fraud, intentional misrepresentations, illegality or harassment which, as reasonably determined by the Company, would: (i) adversely affect the business or the reputation of the Company with its current or prospective customers, suppliers, lenders and/or other third parties with whom it does or might do business; or (ii) expose the Company to a risk of civil or criminal legal damages, liabilities or penalties; or (c) any gross misconduct.

2. Covenants. In consideration for the payments and agreements described in this Agreement, you agree to the following:

a) Proprietary and Confidential Information. You will at all times preserve the confidentiality of all proprietary information and trade secrets of the Company, except to the extent that disclosure of such information is legally required. The phrase “proprietary information” means information that has not been disclosed to the public and that is treated as confidential within the business of the Company.

11730 Plaza America Drive • Reston, VA 20190

Voice: 703.707.6900 | 888.409.5457 • Fax: 703.707.6901

www.nciinc.com

b) Waiver. Nothing in this Agreement will bar you from requesting, at the time of your termination of employment or at any time thereafter, that the Company, in its sole discretion, waive in writing the Company’s rights to enforce some or all of this paragraph 2 (“Covenants”).

c) Other Agreements and Policies. The obligations imposed on you by this paragraph 2 (“Covenants”) are in addition to, and not in lieu of, any and all other policies or agreements between you and the Company.

3. Assignment. You may not assign your rights and obligations under this Agreement.

4. Binding Effect. This Agreement and all your rights hereunder shall inure to the benefit of and be enforceable by your personal and legal representatives, executors and successors. This Agreement and all of the Company’s rights hereunder shall inure to the benefit of and be enforceable by the Company’s successors and assigns.

5. Taxes. The Company may withhold from any benefits payable under this Agreement all taxes that the Company reasonably determines to be required pursuant to any law, regulation, or ruling. However, it is your obligation to pay all required taxes on any amounts provided under this Agreement, regardless of whether withholding is required.

6. Confidentiality. Except to the extent otherwise required by law, you will not disclose, in whole or in part, any of the terms of this Agreement. However, you may disclose the terms of this Agreement to your spouse or to your legal or financial adviser, provided that you take all reasonable measures to assure that he or she does not disclose the terms of this Agreement to a third party except as otherwise required by law.

7. Governing Law. The provisions of this Agreement will be construed and enforced in accordance with the laws of the State of Virginia, determined without regard to its choice of law rules.

8. Survival. The provisions of paragraphs 2 (“Covenants”), 6 (“Confidentiality”), and 7 (“Governing Law”) shall survive the termination of this Agreement.

9. Entire Agreement. This Agreement sets forth the entire understanding of you and the Company regarding the subject matter hereof, and supersedes all prior agreements and communications, between you and the Company, but does not supersede any written offer letter and (ii) except as set forth in paragraph 12 below, the terms of the Company’s compensation and benefit plans in which you participate. This Agreement will not be modified except by written agreement of you and the Company.

10. No Employment Contract. You understand and acknowledge that this Agreement does not constitute a contract of employment, does not affect your status as an employee at will, and that you can be terminated at any time for any reason or no reason, and with or without notice. This Agreement does not, in any way, imply that your employment will continue for any period of time.

11. Non-duplication of Benefits. No provision of this Agreement will require the Company to provide you with any payment, benefit, or grant that duplicates any payment, benefit, or grant that you are entitled to receive under any Company compensation or benefit plan or other agreement or arrangement.

12. Deduction; No Excise Taxes. The Retention Incentive Payment is intended to be a “payment of reasonable compensation for personal services” actually rendered or to be rendered within the meaning of Section 280G(b)(4) of the Internal Revenue Code of 1986, as amended, and Proposed Treasury Regulation § 1.280G-1, Q&A 9. The Company does not, however, guarantee the tax treatment of any payment to you under this Agreement, nor does the Company agree to a gross up for any income or excise tax you might incur.

11730 Plaza America Drive • Reston, VA 20190

Voice: 703.707.6900 | 888.409.5457 • Fax: 703.707.6901

www.nciinc.com

*    *    *    *    *

The Company believes that this offer provides you with financial incentives to remain with the Company. I hope that you find that this Agreement provides you with a level of comfort to allow you to continue your employment with the Company. Please indicate your acceptance by signing below and returning it to me by five business days from the date of this letter.

Sincerely,

/s/ Paul A. Dillahay
Paul A. Dillahay, President and CEO NCI Information Systems, Inc.

Acknowledgement and Acceptance:

I agree to the terms described above.

/s/ Lucas J. Narel
Lucas J.Narel Date: 16 Nov 2016

11730 Plaza America Drive • Reston, VA 20190

Voice: 703.707.6900 | 888.409.5457 • Fax: 703.707.6901

www.nciinc.com